Exhibit 1

ASX Release	Level 18, 275 Kent Street Sydney, NSW, 2000

5 DECEMBER 2019

Reserve Bank of New Zealand (RBNZ) announces changes to the capital framework for New Zealand banks

The RBNZ has today finalised its changes to the capital adequacy framework in New Zealand. The changes reflect the RBNZ’s final decisions on the proposals outlined in the paper “Capital Review Paper 4: How much capital is enough?” released in December 2018.

The new framework includes the following key components:

•                 Setting a Tier 1 capital requirement of 16% of risk weighted assets (RWA) for systemically important banks (including Westpac New Zealand Limited (WNZL)) and 14% for all other banks;

•                 Additional Tier 1 capital (AT1) can comprise no more than 2.5% of the 16% Tier 1 capital requirement;

•                 Eligible Tier 1 capital will comprise common equity and redeemable perpetual preference shares. Existing AT1 instruments will be phased out over a seven year period;

•                 Maintaining the existing Tier 2 capital requirement of 2% of RWA; and

•                 Recalibrating RWA for internal rating based banks, such as WNZL, such that aggregate RWA will increase to 90% of standardised RWA.

The RBNZ’s new capital regime will take effect from 1 July 2020, and banks will be given up to seven years to fully comply.

The new framework is broadly consistent with the RBNZ’s previously announced proposals although the implementation timetable has been extended and there has been allowance for other capital instruments to meet the new requirements.

Pro forma impact on WNZL

WNZL is already strongly capitalised with a Tier 1 capital ratio of 13.9% at 30 September 2019 based on the current RBNZ rules. On a pro forma basis, (including the new RWA and capital requirements) at 30 September 2019 and assuming a Tier 1 capital ratio of 16-17%, WNZL would require a further NZ$2.3-$2.9 billion of Tier 1 capital to meet the new requirements that are fully effective in 2027.

Pro forma impact on Westpac Group

For the Westpac Group, any change in the CET1 capital held by WNZL has no impact on the Group’s reported regulatory capital ratios on a Level 2 basis. These are the ratios that Westpac (along with all other banks) normally refer to when reporting the Group’s capital position.

At 30 September 2019, Westpac’s Level 1 CET1 capital ratio was 10.98%. Taking into account the Australian Prudential Regulatory Authority’s (APRA) recently proposed revisions to APS 111 Capital Adequacy: Measurement of Capital released on 15 October 20191, and assuming $2.5 billion of CET1 capital is raised from the Group’s previously announced capital raisings2, Westpac’s Level 1 CET1 capital ratio would be 11.21% on a pro-forma basis at 30 September 2019.

Implementation of the RBNZ’s changes would then reduce Westpac’s Level 1 capital on a pro forma basis as at 30 September 2019 by NZ$1.2-$1.8 billion3 (28-41 basis points reduction). This assumes that some of WNZL’s supplementary capital needs can be issued externally over time.

The RBNZ’s full announcement is available on its website www.rbnz.govt.nz.

For further information:

David Lording	Andrew Bowden

Group Head of Media Relations	Head of Investor Relations

0419 683 411	T. (02) 8253 4008

M. 0438 284 863

This document has been authorised for release by Tim Hartin, Group Company Secretary.

1 APRA are proposing that equity investments in subsidiaries (including any Additional Tier 1 and Tier 2 capital investments in subsidiaries) will be risk weighted at 250%, up to a limit of 10% of Level 1 CET1 capital. Equity investments in excess of the 10% limit will be fully deducted from Level 1 CET1 capital in determining Level 1 capital ratios.

2 This includes a $2 billion institutional share placement which was completed on 5 November 2019. This also includes a share purchase plan which was targeted to raise approximately $500m, with shares expected to be issued on 11 December 2019.

3 Or A$1.1-$1.7b using the NZ$ to A$ exchange rate of $1.0791 as at 30 September 2019.